VALCOM, INC.
                            920 S. COMMERCE STREET
                              LAS VEGAS, NV 89106


                                              August 21, 2006


VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

             Re:    Valcom, Inc. (the "Company")
                    Registration Statement on Form SB-2
                    Filed April 13, 2005

             File No. 333-119062

Ladies and Gentlemen:

       We previously filed the above-referenced Form SB-2 registration statement and hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because the Company has elected not to pursue the registration of the securities included therein at this time. Please apply the Company's filing fee to its account with the SEC.

       If you have any questions concerning this matter, please contact Eric Pinero at (212) 930-9700.

       Thank you for your assistance in this matter.


                                        VALCOM, INC.

                                        By:  /s/ Vince Vellardita
					     --------------------
                                                 Vince Vellardita
					  Chief Executive Officer